NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on May 31, 2016, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on May 18, 2016 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Time Warner Cable Inc. and Charter Communications, Inc. became effective on May 18, 2016. For each share of Time Warner Cable Inc. Common Stock held, shareholders had the right to elect: (Option A) $100 in cash; and 0.48908178 of a share of (New) Charter Communications, Inc. Class A Common Stock (equivalent to 0.5409 of a share of Charter Communications, Inc.s currently outstanding Class A Common Stock) or (Option B) $115 in cash; and 0.41249604 of a share of (New) Charter Communications, Inc. Class A Common Stock (equivalent to 0.4562 of a share of Charter Communications, Inc's currently outstanding Class A Common Stock) or If no election was made by the election deadline (May 12, 2016), shareholders will receive the Option A merger consideration. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on May 18, 2016.